Filed by Tyco International Ltd.
              Pursuant to Rule 425 Under the Securities Act of 1933
                         Filer: Tyco International Ltd.
                        Subject Company: InnerDyne, Inc.
            File Number for Related Registration Statement: 333-48180


FOR IMMEDIATE RELEASE
(Thursday, November 30, 2000)



CONTACTS:
TYCO:
Investor Relations                          Media Relations
J. Brad McGee                               Judith Czelusniak
Executive Vice President,                   Senior Vice President,
Chief Strategy Officer                      Corporate Relations
Tyco International (US) Inc.                Tyco International (US) Inc.
(603) 778-9700                              (561) 988-7424

INNERDYNE:
William G. Mavity
President/CEO
InnerDyne, Inc.
(408) 745-6010


                  SHARES ACCEPTED IN INNERDYNE EXCHANGE OFFER;
                       OFFER EXTENDED TO DECEMBER 1, 2000

Pembroke, Bermuda and Sunnyvale, CA, November 30, 2000 -- Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and InnerDyne, Inc. (NASDAQ: IDYN), a medical manufacturer and distributor of patented radial dilating access devices used in minimally invasive surgical procedures, today announced that Tyco Acquisition Corp. X, a subsidiary of Tyco, has accepted tendered shares for exchange in its offer for the common stock of InnerDyne.

The exchange ratio for the offer is 0.1337 Tyco common shares for each share of InnerDyne common stock. This values InnerDyne common stock at $7.50 per share, based upon an average price for Tyco common shares over a five trading day period that ended on November 27, 2000.

Tyco Acquisition was advised by ChaseMellon Shareholder Services, the exchange agent for the offer, that, as of 6:00 p.m. on November 29, 2000, a total of 20,961,312 shares were tendered in

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the offer  (including  897,221 shares  through  notice of guaranteed  delivery), which constitutes approximately 89.9% of the total number of outstanding shares of InnerDyne common stock.

Tyco and InnerDyne also announced an extension of the exchange offer for all remaining common stock of InnerDyne to 6:00 p.m., New York City time, on Friday, December 1, 2000. All shares tendered during the extension period will be promptly accepted for exchange at the 0.1337 exchange ratio. There will be no withdrawal rights during the extension period.

As soon as practicable following the expiration of the offer extension, InnerDyne will be merged with a subsidiary of Tyco and will become a wholly-owned Tyco subsidiary. If following the expiration of the offer extension Tyco Acquisition has acquired at least 90% of the outstanding InnerDyne shares, the merger will be accomplished under Delaware's short-form merger procedure. In the merger, stockholders will receive the same consideration of 0.1337 Tyco common shares per share of InnerDyne common stock as received by stockholders who tendered in the offer.

ABOUT INNERDYNE
InnerDyne designs, develops and manufactures minimally invasive surgical access products that incorporate the company's proprietary radial dilation technology, including the patented Step(TM) expandable needle system. Radial dilation provides surgical access through expansion of a very small opening using progressively larger blunt instruments.

ABOUT TYCO INTERNATIONAL LTD.

Tyco International Ltd. is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services; and the world's largest manufacturer of flow control valves. Tyco also holds strong leadership positions in disposable medical products, diagnostic imaging, bulk pharmaceuticals, wound closure, plastics and adhesives. Tyco operates in more than 100 countries and has reported fiscal 2000 sales of approximately $28.9 billion.


Tyco has filed a registration statement on Form S-4, a Schedule TO, a prospectus and other documents relating to the exchange offer and InnerDyne has filed the related solicitation/recommendation statement on Schedule 14D-9 with the SEC. Copies of these documents and other documents filed by Tyco and InnerDyne with the SEC may be obtained at the SEC's web site at http://www.sec.gov. These documents may also be obtained from Tyco or from InnerDyne by directing requests to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to InnerDyne, Inc., 1244 Reamwood Avenue, Sunnyvale, CA 94089, tel: (408) 745-6010.

Documents may also be obtained from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010, (212) 929-5500 (call collect) or (800) 322-2885 (toll free).